    As filed with the Securities and Exchange Commission on March 6, 1998


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13E-3

                                AMENDMENT NO. 4

                          RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                 TRIAD PARK, LLC
                                (Name of Issuer)

                                TRIAD PARK, LLC
                                RICHARD C. BLUM
                        RICHARD C. BLUM & ASSOCIATES, LP

                              TPL ACQUISITION, LLC


                 CB COMMERCIAL REAL ESTATE SERVICES GROUP, INC.


                         WESTMARK REALTY ADVISORS, LLC
                      (Name of Person(s) Filing Statement)

                       MEMBERSHIP INTERESTS, NO PAR VALUE
                         (Title of Class of Securities)

                                   895814 10 1
                      (CUSIP Number of Class of Securities)

        PATRICK J. KERNAN                           MURRAY A. INDICK
         GENERAL COUNSEL                   MANAGING DIRECTOR, GENERAL COUNSEL
         TRIAD PARK, LLC                   RICHARD C. BLUM & ASSOCIATES, L.P.
        3055 TRIAD DRIVE                    909 MONTGOMERY STREET, SUITE 400
LIVERMORE, CALIFORNIA 94550-9559            SAN FRANCISCO, CALIFORNIA 94133
         (510) 449-0606                              (415) 434-1111

            (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Person(s) Filing Statement)

                                      Copies to:

               EDWARD S. MERRILL
    MCCUTCHEN, DOYLE, BROWN & ENERSEN, LLP
               3150 PORTER DRIVE
       PALO ALTO, CALIFORNIA 94304-1212
                (650) 849-4400


This statement is filed in connection with:
|X|     a.     The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13d-3(c) under the Securities Exchange Act of 1934.
[ ]     b.     The filing of a registration statement under the Securities Act of 1933.
[ ]     c.     A Tender Offer
[ ]     d.     None of the above.
Check the following box if the soliciting materials or information statement referred to in check box (a) are preliminary copies: |X|



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                            CALCULATION OF FILING FEE

-----------------------------------------------------------------------------
 Transaction Valuation*                            Amount of Filing Fee
-----------------------------------------------------------------------------

       $23,358,673                                        $4,672
-----------------------------------------------------------------------------

* For purposes of calculating fee only. This amount assumes the purchase at a price of $1.32 per share of 17,695,965 outstanding shares of Company Membership Interests. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the value of the membership interests purchased.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED IN RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR SCHEDULE AND THE DATE OF ITS FILING.
Amount Previously Paid: $4,672
Filing Parties: Triad Park, LLC, Richard C. Blum & Associates, LP,
TPL Acquisition, LLC
Form or Registration No: Schedule 13E-3
Date Filed: October 14, 1997

                             CROSS REFERENCE SHEET
              (PURSUANT TO GENERAL INSTRUCTION F TO SCHEDULE 13E-3)

INTRODUCTION

               Triad Park, LLC, a Delaware limited liability company (the "Company"), Richard C. Blum, an individual, Richard C. Blum & Associates, a California limited partnership ("RCBA"), TPL Acquisition, LLC, a Delaware limited liability company (the "Acquisition LLC"), CB Commercial Real Estate Services Group, Inc., a Delaware corporation and Westmark Realty Advisors, LLC, a Delaware limited liability company hereby amend and supplement the Rule 13E-3 Transaction Statement on Schedule 13E-3, as amended (the "Schedule 13E-3"), relating to the merger of the Acquisition LLC, an affiliate of RCBA, with and into the Company.

               The Company, RCBA and the Acquisition LLC had previously entered into an Agreement of Merger dated September 9, 1997 (the "Merger Agreement") pursuant to which the Acquisition LLC would merge with and into the Company, with the Company continuing as the surviving company. On February 1, 1998, the Company terminated the Merger Agreement and later that day entered into a new agreement of merger with a third party.

               RCBA is currently in the process of determining any additional plans or proposals it may have with respect to the acquisition of the Company.





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                                    SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 6, 1998                           /s/ MURRAY A. INDICK
                                        ----------------------------------
                                        Richard C. Blum
                                        By: Murray A. Indick, Attorney-in-Fact




March 6, 1998                           RICHARD C. BLUM & ASSOCIATES, LP


                                        By:  RICHARD C. BLUM & ASSOCIATES, INC.,
                                             its sole general partner


                                        By:  /s/ MARC T. SCHOLVINCK
                                             -----------------------------
                                        Name: Marc T. Scholvinck
                                        Title: Managing Director & Chief
                                               Financial Officer



March 6, 1998                           TPL ACQUISITION, LLC


                                        RICHARD C. BLUM & ASSOCIATES, LP

                                        By:  RICHARD C. BLUM & ASSOCIATES, INC.,
                                             its sole general partner


                                        By: /s/ MARC T. SCHOLVINCK
                                             -----------------------------------
                                        Name: Marc T. Scholvinck
                                        Title: Managing Director & Chief
                                               Financial Officer


March 6, 1998                           CB COMMERCIAL REAL ESTATE
                                        SERVICES GROUP, INC.

                                        By:    /s/ WALTER V. STAFFORD
                                             -----------------------------------
                                        Name:  Walter V. Stafford
                                        Title: Senior Executive Vice President
                                               and General Counsel



March 6, 1998                           WESTMARK REALTY ADVISORS, LLC

                                        By:    /s/ RICHARD C. CLOTFELTER
                                             -----------------------------------
                                        Name:  Richard C. Clotfelter
                                        Title: Chairman




March 6, 1998                           TRIAD PARK, LLC


                                        By:  3055 Management Corp.,
                                             its Manager


                                             By: /s/ JAMES R. PORTER
                                             -----------------------------------
                                             Name: James R. Porter
                                             Title: Vice President



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